Exhibit 21.1

Subsidiaries of Timmins Gold Corp. (the “Corporation”)

The full corporate name, jurisdiction of incorporation and registered and beneficial ownership of the issued and outstanding shares of each direct and indirect Subsidiary is as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership of Securities
Timmins Gold Acquisition Corp.	Delaware	Wholly-owned
Timmins Goldcorp Mexico, S.A. de C.V.	Mexico	Wholly-owned
Molimentales del Noroeste, S.A. de C.V.	Mexico	Wholly-owned

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